UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)

GOLD RESERVE INC.
(Name of Subject Company)
GOLD RESERVE INC.
(Name of Person(s) Filing Statement)

Class A Common Shares
Equity Units
Class A Common Share Purchase Rights
(Title of Class of Securities)
38068N108 (Class A Common Shares)
(CUSIP Number of Class of Securities)

Rockne J. Timm
Gold Reserve Inc.
926 West Sprague Ave.
Suite 200
Spokane, WA 99201
(509) 623-1500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies To:

Charles L.K. Higgins	Jonathan B. Newton
Fasken Martineau DuMoulin LLP	Baker & McKenzie LLP
Toronto Dominion Centre	Pennzoil Place, South Tower
66 Wellington St. W., #4200	711 Louisiana St., Suite 3400
Toronto, ON M5K 1N6	Houston, TX 77002
(416) 865-4392	(713) 427-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 amends and supplements the Solicitation/Recommendation Statement (“Statement”) on Schedule 14D-9 originally filed by Gold Reserve Inc. (“Gold Reserve”) with the Securities and Exchange Commission on December 30, 2008 (as amended, the “Statement”). Except as otherwise noted, this amendment does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
The Statement is amended as follows:
The text in the Statement under the heading “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” and the heading are hereby amended and restated as follows:
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This Statement contains forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this Statement, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. While certain statements in this Statement may be within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward-looking statements made in connection with the Offer, including the forward-looking statements contained in this Statement. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve shares and Rusoro shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Rusoro, Gold Reserve or the combined company proposed by the Rusoro offer; the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission.
The text in the Statement under the heading “INFORMATION REGARDING RUSORO” and the heading are hereby amended and restated as follows:
INFORMATION REGARDING RUSORO
     Except as otherwise indicated in this Statement, the information concerning Rusoro contained herein has been taken from or is based upon publicly available documents and records on file with Canadian and United States securities regulatory authorities and other public sources. Rusoro has not reviewed this Statement and has not confirmed the accuracy and completeness of the information in respect of Rusoro contained herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Item 3 is hereby amended to add the following paragraph to such Item:
     As previously disclosed, Gold Reserve’s board of directors appointed a committee of independent directors (the “Independent Committee”) to consider and evaluate the Offer. The members of the Committee are James H. Coleman (Chairman), Chris D. Mikkelsen, Patrick D. McChesney and Jean Charles Potvin. All of the members of the Independent Committee are viewed by the Board of Directors as independent in that they are not members of management, nor are any of them employed by the Company nor do any of them receive compensation other than solely for services as a director. In addition, each member of the Independent Committee is considered by the Board of Directors to be “independent” within the meaning of section 7.1 of Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions.

Item 8.	Additional Information
Item 8 is hereby amended to delete the incorporation by reference of “Information Regarding Rusoro.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2009

GOLD RESERVE INC.

By:	/s/ Robert A. McGuinness

Name:	Robert A. McGuinness
Title:	Vice President — Finance & CFO